United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number 132-02847

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s executive offices)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Payment of Cash Dividend

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.
By:	/s/ Rafaela de Oliveira Vitoria
	Name:	Rafaela de Oliveira Vitoria
	Title:	Investor Relations Offices
Date: February 06, 2025